enewmedia

e-New Media Company Limited

03 JUN 15 AM 7:21

10 June 2003

SEC FILE NO. 82-5101

VIA DHL

The Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.
Mail Stop 3-9,
Washington, D.C. 20549,
U.S.A.



03022702

SUPPL

Re: e-New Media Company Limited (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act of 1934</u>

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

We submit the following documents in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding changes in directors, dated 24 February 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 25 February 2003;

2. The Company's results announcement for the year ended 31 December 2002, dated 10 April 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 11 April 2003;

3. The Company's notice of annual general meeting, dated 22 April 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 23 April 2003;

.../to be cont'd.

Suite 1502,
15/F, Chinachem Golden Plaza,

enewmedia
e-New Media Company Limited

4. The Company's 2002 annual report; and

5. The Company's announcement regarding a connected transaction, dated 28 May 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 29 May 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
e-NEW MEDIA COMPANY LIMITED



Yvonne Cheng
Company Secretary

Enclosures.

Suite 1502,
15/F, Chinachem Golden Plaza,
77 Mody Road, Tsimshatsui East,

The Standard, 25 February 2003

enewmedia

e-New Media Company Limited

(Incorporated in Hong Kong with limited liability)

Announcement

The Board of Directors (the "Board") of e-New Media Company Limited (the "Company") announces that Mr. Chen Jen has been appointed as an independent non-executive director of the Company and that Mr. Chao Cheng-fen has resigned as an independent non-executive director of the Company. Both the appointment and the resignation come into effect on 24 February 2003.

The Board would like to thank Mr. Chao for his invaluable contribution to the Company during his tenure and to welcome Mr. Chen to the Board.

By Order of the Board
Cheng Pui Man
Company Secretary

Hong Kong, 24 February 2003

Hong Kong Economic Times, 25 February 2003

enewmedia

安寧數碼科技有限公司

(於香港註冊成立之有限公司)

公 佈

安寧數碼科技有限公司(「本公司」)董事會(「董事會」)謹此宣佈，陳正先生獲委任為本公司之獨立非執行董事，而趙承汾先生則辭任本公司之獨立非執行董事。上述委任及辭任均於二零零三年二月二十四日生效。

董事會謹向趙先生在任期間對本公司作出之寶貴貢獻致謝，及歡迎陳先生加入董事會。

承董事會命
公司秘書
鄭佩敏

香港，二零零三年二月二十四日

enewmedia

e-New Media Company Limited

(incorporated in Hong Kong with limited liability)

Results Announcement for the Year Ended 31 December 2002

The Directors of e-New Media Company Limited (the "Company") announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2002.

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2002
(Expressed in Hong Kong dollars)

	Note	2002 $'000	2001 $'000
Turnover	1	193,359	419,450
Cost of sales		(85,751)	(291,552)
Gross profit		107,608	127,898
Other revenue	2	1,539	10,709
Other net loss	2	(90,113)	(177,154)
Administrative and selling expenses		(77,134)	(107,439)
Other operating expenses		(27,956)	(41,824)
Loss from operations		(86,056)	(187,810)
Finance costs	3(a)	(1,253)	(5,486)
Share of profits less losses of associates		(1,792)	405
Share of losses of jointly controlled entities		—	(6,427)
Impairment loss on goodwill		(30,000)	—
Loss from ordinary activities before taxation	3	(119,101)	(199,318)
Taxation	4	(334)	1,622
Loss attributable to shareholders		(119,435)	(197,696)
Loss per share	5		
- Basic and diluted		(7.2) cents	(12.0) cents

Notes

1. **Segmental information**

	Group turnover 2002 $'000	Group turnover 2001 $'000	Profit/(Loss) 2002 $'000	Profit/(Loss) 2001 $'000
Principal activities				
Telecommunications and data bureau services	117,735	349,980	(2,341)	(5,305)
Recreational club operation	24,351	26,937	(9,138)	(13,123)
Treasury and investment	51,273	42,533	(56,120)	(137,974)
e-commerce enabling technologies	—	—	(428)	(11,934)
	193,359	419,450	(68,027)	(168,336)
Other group expenses			(2,991)	(3,016)
Deficit on revaluation of land and buildings			(15,038)	(16,058)
Deficit on revaluation of investment properties			—	(400)
Loss from operations			(86,056)	(187,810)
Finance costs			(1,253)	(5,486)
Share of profits less losses of associates			(1,792)	405
Share of losses of jointly controlled entities			—	(6,427)
Impairment loss on goodwill			(30,000)	—
Taxation			(334)	1,622
Loss attributable to shareholders			(119,435)	(197,696)

(b) *Diluted loss per share*

The diluted loss per share for the years ended 31 December 2002 and 2001 is the same as the basic loss per share as the exercise of outstanding share options in full would have an anti-dilutive effect on the loss per share.

DIVIDEND

The directors do not recommend the payment of any dividend for the year ended 31 December 2002 (2001: HK$Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Results

The Group recorded turnover of HK$193,359,000 for the year and reported an after-tax loss of HK$119,435,000. The reported loss represents a 40% decrease when compared with the trading result of 2001 resulting from improvement in unrealised loss on investments and continued cost cutting discipline.

Overall Summary

Management has continued in its efforts to improve the operations of the two recreational clubs. The club in Shanghai showed substantial improvement in turnover. After year-long negotiations, joint venture partners have been identified to turn the Shanghai club premises into a spa resort hotel that will position itself to service a more affluent customer base. Turnover of the Club in Hong Kong was affected by local market conditions, though its operation remained satisfactory through streamlining of costs.

After an initial investment in Cardima, a medical device company engaged in the research, development and commercialisation of equipment for treatment of a type of irregular heartbeat disease, this bio-medical direction was reinforced through an investment in Genovate, a Taiwan-based pharmaceuticals manufacturer. Management intends to expand bio-medical investment in the Greater China area through its excellent referrals network.

The International Premium Rate Services ("IPRS") business continued to stagnate. This business is recognised for having dramatic cyclical trends. While having ventured into some resurgent areas, the cost base is being continually restructured to achieve scalability in line with market conditions.

Overall, some selective investments have been made over the last two years. However, being cognizant of the high multiples often used in the valuation of high-tech companies, preservation of liquidity has been a primary consideration. This has proven to be a prudent policy. In the coming fiscal year, management will continue its efforts to identify value-added investment opportunities.

Recreational Club

Shanghai

Following a series of cost reduction and sales promotion programmes, the performance of Shanghai Hilltop Country Club ("Club") has improved with around 60% increase in sales revenue compared to 2001.

In order to cope with the needs and tastes generated by the influx of foreign businessmen as well as the increase in high-end consumers in Shanghai, the final stage has been reached in negotiations with strategic partners to collaborate in turning the Club into a spa resort with a 4-Star hotel complex. These partners include Chinese and Taiwanese parties which have significant experience in managing spas, health clubs and hotels. Such transformation should enable the Club to attract Taiwanese expatriate customers, as well as affluent members of Shanghai's indigenous population and, at the same time, prepare the Club for the coming Shanghai World Expo in 2010.

Hong Kong

Hong Kong's economy was seriously impacted by the global slowdown of 2002. However, despite the unfavourable economic environment, the Hong Kong Hilltop Country Club performed satisfactorily compared to the previous year. While the economic climate is likely to remain unchanged for the first half of 2003, the management objective is to maintain the customer base and increase the usage of club facilities for meetings, seminars, association gatherings, festive programmes, family sports, entertainment, social activities and restaurant & catering services.

instantaneously from and to any bank anywhere in the country. It provides payment and money transfer services for consumers and business, as well as between consumers and merchants in a convenient, safe, and fast manner. ChinaPay E-Payment's offerings fill a market void left open by inadequate traditional payment options.

By the summer of 2000, ChinaPay E-Payment's predecessor has begun providing payment services in the Shanghai region in conjunction with Shanghai's SNET Golden Card Network that was established by the Shanghai branch of the People's Bank of China and the local branches of China's 14 banks with the goal of facilitating ATM & POS inter-operability and transaction clearing between all participant banks. In future, ChinaPay E-Payment will broaden its revenue and customer base by focusing on two main developments: the expansion of its coverage to all major cities and the addition of new applications to its offerings targeted at different customer segments such as payment through mobile phone and telephone.

A Purchase Agreement was signed to acquire 666,667 Series B Convertible Preference Shares for the amount of US$1,000,000, representing 7% of total shares issued by ChinaPay. US$1,000,000 was deposited in an escrow account, the completion of the purchase is subject to a satisfactory due diligence investigation and other closing conditions. The due diligence exercise is being conducted through the end of the current reporting period, with the completion date for closing rescheduled to the first half of 2003.

Beijing Smartdot Technologies Company Limited ("Smartdot")

Despite a highly competitive environment in the software development market in the PRC, Smartdot managed to generate revenue growth of around 35% in 2002. It is expected that in 2003, Smartdot will see solid expansion due to the strong demand in e-government projects, office automation systems for the corporate sector, and intranet systems for schools, in the PRC.

Wireless Telecommunication Project

A wholly-owned subsidiary has entered into an acquisition agreement with a company in Shanghai ("the Seller"), whereby the Seller's wireless telecommunication business in the PRC will be purchased and injected into a wholly foreign owned enterprise to be established in Shanghai. The total acquisition consideration is (a) RMB800,000 of which RMB 200,000 was deposited with the Seller in February 2003; and (b) 25% of the shares of the subsidiary up to US$150,000. Payment of the balance is subject to fulfillment of the closing conditions under the terms of the agreement.

Lesen Technologies Limited ("Lesen")

In 2001, a 10% shareholding was acquired by the group in Lesen, an anti-forgery business based on technology invented in Japan. Due to a dispute among shareholders, the operations of Lesen did not progress as projected in 2002. Legal advice has been retained to examine the position, but as a prudent policy it was decided to fully provide for the HK$30,000,000 investment. Efforts will be continued to revitalise the project.

CAPITAL REORGANISATION SCHEME

A capital reorganisation scheme was approved by the shareholders at an extraordinary general meeting on 11 July 2002 and later confirmed by the sanction of a Court Order dated 6 August 2002. Under the capital reorganisation scheme, the Company reduced the nominal value of all its shares from HK$0.50 to HK$0.01 per share resulting in a reduction of the authorised and issued share capital to HK$20,000,000 and HK$16,507,000 respectively. Furthermore, the authorised share capital of the Company was immediately restored to the original amount of HK$1,000,000,000 by the creation of an additional 98,000,000,000 ordinary shares of HK$0.01 each. A special capital reserve has been created and credited with HK$808,822,000 arising from the reduction of the issued share capital.

The capital reorganisation scheme is in place to facilitate the future issue of shares as and when required.

	Group turnover 2002 $'000	2001 $'000
Geographical location of operations		
Hong Kong	72,865	70,679
The People's Republic of China (excluding Hong Kong)	4,042	2,583
Japan	29,128	139,371
Other Asia Pacific regions	6,759	29,783
Europe	50,813	104,229
North America	24,414	64,698
Others	5,338	8,107
	193,359	419,450

2. **Other revenue/other net loss**

	2002 $'000	2001 $'000
Other revenue		
Consulting services fees	1,043	10,000
Others	496	709
	1,539	10,709
Other net loss		
Net realised and unrealised loss on investments in securities	90,057	174,797
Net loss on disposal of fixed assets	56	2,409
Others	—	(52)
	90,113	177,154

3. **Loss from ordinary activities before taxation**

Loss from ordinary activities before taxation is arrived at after charging/(crediting):

	2002 $'000	2001 $'000
(a) Finance costs:		
Interest on bank loans and overdrafts	1,253	2,826
Factoring fees	—	191
Interest on convertible bonds	—	2,469
	1,253	5,486
(b) Other items:		
Cost of inventories sold	3,982	3,757
Depreciation	13,077	13,961
Amortisation of goodwill included in share of profits less losses of associates	1,815	—
Interest income	(10,577)	(35,877)
Dividend income from listed investments	(40,696)	(6,656)

4. **Taxation**

	2002 $'000	2001 $'000
Provision for Hong Kong Profits Tax for the year	3	—
Under/(over)-provision of Hong Kong Profits Tax in respect of prior years	1	(373)
	4	(373)
Overseas taxation	307	215
Under/(over)-provision in respect of prior years	1	(244)
Deferred taxation	(7)	(1,220)
Share of associates' taxation	29	—
	334	(1,622)

The provision for Hong Kong Profits Tax is calculated at 16% of the estimated assessable profits for the year. Overseas taxation is charged at the appropriate current rates of taxation ruling in the relevant jurisdictions.

5. **Loss per share**

(a) *Basic loss per share*

The calculation of basic loss per share is based on the loss attributable to shareholders of $119,435,000 (2001: $197,696,000) and the 1,650,658,000 ordinary shares in issue during both years.

Bio-Medical

Cardima Inc ("Cardima")

This California-based medical device company, listed on the US NASDAQ, is developing an innovative micro-catheter for the treatment of atrial fibrillation (irregular heartbeat), which afflicts an estimated 4.5 million individuals worldwide. Cardima has completed its Phase III clinical trial under the US FDA regulations, the preliminary results of which have demonstrated safety and promising efficacy. On 20 September 2002, Cardima submitted Pre-Market Application ("PMA") to the US FDA and is now awaiting approval.

Under a private placement, a further 694,444 newly issued shares of Cardima were acquired at US$0.72 per share in August 2002. Together with shares previously held, the holding in Cardima is approximately 8%.

Genovate Biotechnology Company Limited ("Genovate")

Genovate (founded in Taiwan in 1993 by Genelabs Technologies, Inc of the USA) is a fully integrated pharmaceutical company, encompassing in its operations: new drug development and new formulation capability; clinical trials for local and international pharmaceutical companies; drug manufacturing with a plant that meets the US FDA standards for current Good Manufacturing Practice; marketing and distribution network in Taiwan; and cost-competitive custom services such as formulation design, development and manufacture for clients such as BMS, Abbott, Roche and others. In addition, the newly developed drug "Prestara", co-developed by Genelabs Technologies and Genovate for anti-lupus treatment, received an approvable letter from the FDA in August 2002. Subject to a successful confirmation clinical trial, the market launch of the product is expected to be in 2004.

In December 2002, 12 million newly issued ordinary shares of Genovate, representing 14.4% of the enlarged total issued share capital, were subscribed for at a consideration of NT$120 million (approximately HK$26,801,000).

Telecommunications including International Premium Rate Services ("IPRS")

The difficult trading conditions reported in the 2001 Annual Report continued throughout the current reporting period. Telecommunications worldwide reported a continued slump, highlighted further in the USA by the problems encountered by operators of "900" services and the events surrounding the share price collapse and financial difficulties of major US listed telecommunications companies. Similar problems were faced by many of the major European telecommunications companies. The dissolution of various joint ventures, formation of new joint ventures, consolidation and acquisitions amongst major carriers have, to some degree, added a different dynamic to business relationships.

Nevertheless, there remain pockets of opportunity which the Group is keen to exploit. One example is a collaborative venture entered into with an established operator in the IPRS business. At the time of reporting, it has commenced operation and is generating a satisfactory traffic volume.

Within this business environment, management has undertaken further major actions to contain costs, particularly in relation to significant fixed-overhead reductions in infrastructure (telecommunication switch installations, leased lines, call centres and maintenance arrangements, etc) supporting non-profitable or marginally viable traffic routes and services. Efforts have also continued unabated to collect outstanding and overdue payments from final transit carriers and to hasten traffic declarations from originating and/or intermediate telecommunications companies.

In line with focusing on a smaller number of higher volume originating markets, management has also been involved and, devoted significant time to seeking to consolidate its relationships with a key group of termination points.

While generally the Short Message Services ("SMS") business in China has been successful, our SMS operation in Hong Kong market has not taken off as expected. Compared to China, the low in-payment rate of calls and the high cost of SMS transmission charged by local mobile carriers have hindered the growth of the business in Hong Kong. Management has decided to withdraw from the Group's SMS business in Hong Kong and look for SMS business opportunities in China.

Other Investments

The following summary provides an update on other major investments made or committed to so far:

ChinaPay.com Holdings Limited ("ChinaPay")

ChinaPay is a 49% shareholder of ChinaPay E-Payment Service Company Limited ("ChinaPay E-Payment"), which is China's premier On-line Payments Service Provider. With the support of China UnionPay ("YinLian"), the other 51% shareholder, ChinaPay E-Payment was established with the goal of building a unified, national payment system for China. The system allows for payments to be made

... QUIDITY AND FINANCIAL POSITION

Prudent treasury policies continued to safeguard the Group's cash resources and with a cash holding of HK$621,112,000, the Group maintained financial stability. As at 31 December 2002, the Group's total borrowing stood at HK$63,651,000 (2001: HK$69,853,000) with HK$56,427,000 (2001: HK$63,303,000) repayment falling due within one year. The Group's gearing ratio, resulting from a comparison of the Group's total borrowing with total equity, was 6.7% (2001: 6.8%). The current ratio at 31 December 2002 was 5.4 times (2001: 5.7 times).

As at 31 December 2002, the Group's borrowing and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the financial statements. All borrowings of the Group are either interest free or on a floating rate basis.

In the reporting year, the Group did not resort to acquiring any financial instruments for hedging purposes.

PLEDGE OF ASSETS

Pledges of the Company's fixed deposits of US$6,110,000 (2001: US$6,110,000) were given to bankers to secure short term loans and other general banking facilities to the extent of US$6,110,000 (2001: US$11,600,000).

EMPLOYEE AND REMUNERATION POLICIES

As of the date of this announcement, the Group employs a total of 224 full time staff with its main workforce stationed in the Group's offices in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support, and a performance based share option scheme.

CONTINGENT LIABILITIES

At 31 December 2002, there were contingent liabilities in respect of the following:

(a) One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 from that subsidiary in relation to rate changes applied by that subsidiary for services delivered by the content provider. The claimant also disputes traffic volumes generated in the past and claims to have been underpaid by at least US$2,736,125.

Management has studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary has sought to refute most of the allegations and has raised a counterclaim of US$6,214,708 for the return of sums advanced on account to the content provider due to uncollectibles, discrepancies arising on reconciliation of traffic volumes and other related items. In the meantime, no provision has been made in the financial statements in connection with these claims.

(b) During the year ended 31 December 2002, the Company executed corporate guarantees as part of the security for general banking facilities granted to certain subsidiaries to the extent of US$6,110,000 (2001: US$11,600,000) and for rental payable by a subsidiary to the extent of HK$264,000 (2001: HK$Nil).

AUDIT COMMITTEE

The Group's Audit Committee comprises two independent non-executive directors and continues to exercise its authority to review and supervise the financial reporting process and internal control system of the Group.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year except that the independent non-executive directors are not appointed for a specific term as required by paragraph 7 of the Code, but are subject to retirement by rotation in accordance with the Company's articles of association.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By order of the Board
James C. NG
Chief Executive Officer

Hong Kong, 10 April 2003

Hong Kong Economic Times, 11 April 2003

enewmedia

安寧數碼科技有限公司

(於香港註冊成立之有限公司)

截至二零零二年十二月三十一日止年度之業績

安寧數碼科技有限公司(「本公司」)董事謹此公佈，本公司及其附屬公司(「本集團」)於截至二零零二年十二月三十一日止年度之經審核綜合業績。

綜合收益表
截至二零零二年十二月三十一日止年度
(以港元呈列)

	附註	二零零二年 千元	二零零一年 千元
營業額	1	193,359	419,450
銷售成本		(85,751)	(291,552)
毛利		107,608	127,898
其他收益	2	1,539	10,709
其他虧損淨額	2	(90,113)	(177,154)
行政及銷售費用		(77,134)	(107,439)
其他經營費用		(27,956)	(41,824)
經營虧損		(86,056)	(187,810)
融資成本	3(a)	(1,253)	(5,486)
應佔聯營公司溢利減虧損		(1,792)	405
應佔共同控制公司虧損		–	(6,427)
商譽減值虧損		(30,000)	–
經常業務除稅前虧損	3	(119,101)	(199,318)
稅項	4	(334)	1,622
股東應佔虧損		(119,435)	(197,696)
每股虧損	5		
一基本及攤薄		(7.2)仙	(12.0)仙

附註

1. **分類資料**

	集團營業額 二零零二年 千元	集團營業額 二零零一年 千元	溢利／(虧損) 二零零二年 千元	溢利／(虧損) 二零零一年 千元
主要活動				
提供電訊及數據服務	117,735	349,980	(2,341)	(5,305)
經營俱樂部	24,351	26,937	(9,138)	(13,123)
財務管理及投資	51,273	42,533	(56,120)	(137,974)
提供電子商貿技術	–	–	(428)	(11,934)
	193,359	419,450	(68,027)	(168,336)
其他集團開支			(2,991)	(3,016)
重估土地及樓宇虧絀			(15,038)	(16,058)
重估投資物業虧絀			–	(400)
經營虧損			(86,056)	(187,810)
融資成本			(1,253)	(5,486)
應佔聯營公司溢利減虧損			(1,792)	405
應佔共同控制公司虧損			–	(6,427)
商譽減值虧損			(30,000)	–
稅項			(334)	1,622
股東應佔虧損			(119,435)	(197,696)

	集團營業額 二零零二年 千元	集團營業額 二零零一年 千元
經營地區		
香港	72,865	70,679
中華人民共和國(香港除外)	4,042	2,583
日本	29,128	139,371
其他亞太地區	6,759	29,783
歐洲	50,813	104,229
北美洲	24,414	64,698
其他	5,338	8,107
	193,359	419,450

2. **其他收益／其他虧損淨額**

	二零零二年 千元	二零零一年 千元
其他收益		
顧問服務費用	1,043	10,000
其他	496	709
	1,539	10,709

年舉行之上海世界博覽會作好準備。

香港

香港經濟遭受到二零零二年全球放緩之嚴重影響。然而，儘管香港之經濟環境並不理想，香港鄉村俱樂部之表現仍較去年為佳。在經濟氣候可能於二零零三年上半年依然未有轉機的情況下，管理層之目標是維持客戶基礎，以及增加俱樂部設施在會議、研討會、社團聚會、節日活動、家庭運動、娛樂、社交活動及餐宴服務方面之使用。

生物醫藥

Cardima Inc (「Cardima」)

該間於美國納斯達克上市、以加利福尼亞洲為基地之醫療儀器公司，現正開發用於治療心房纖維性顫動(心律不規則)(估計全球有4,500,000名病患者)的新穎微型導管。Cardima已根據美國食品及藥物管理局規例完成了第三期臨床測試，初步結果顯示了其安全性及令人鼓舞之療效。Cardima已於二零零二年九月二十日，向美國食品及藥物管理局提出推出市場前申請(「PMA」)，現正等待其批准。

本集團於二零零二年八月之一次私人配售中，以每股0.72美元認購694,444股之Cardima新發行股份，連同先前持有之股份，持有Cardima之股權約為8%。

健亞生物科技有限公司(「健亞」)

健亞(是由美國Genelabs Technologies, Inc於一九九三年於台灣創立)是一家綜合性之藥物公司，其業務範圍包括：藥物開發及新配方之研製；為當地及國際藥物公司進行臨床試驗；於符合美國食品及藥物管理局現行之優良藥物生產質量管理規範之廠房製造藥物；利用市場推廣及分銷網絡在台灣銷售藥品；及為如BMS、Abbott、Roche及其他客戶提供具成本競爭力之專項服務，諸如配方設計、開發及製造等。此外，由Genelabs Technologies及健亞合作開發用於治療紅斑狼瘡之藥物「Prestara」，已於二零零二年八月收到美國食品及藥物管理局之可批准函件。待臨床試驗證實成功後，預期該產品將於二零零四年推出市場。

於二零零二年十二月，本集團以代價120,000,000新台幣(約26,801,000港元)認購12,000,000股健亞之新發行普通股，佔經擴大已發行股本之14.4%。

電訊(包括國際電訊增值服務)(「IPRS」)

二零零一年年報所述之艱難營運狀況，於本呈報期間仍然持續。全球電訊業持續蕭條，尤以美國為甚。這是由於「900」傳訊號碼服務經營商所面對之問題，以及大型美國上市電訊公司股價急瀉及財務困難所致。多間主要歐洲電訊公司亦面對類似之問題。多間合營企業之解體、新合營企業之組成、大型電訊公司間之合併及收購，在一定程度上，使業務關係增添了冲擊。

然而，市場上仍然有待本集團致力發展之機會。如本集團與一家具規模之IPRS經營商訂立了合作業務，於刊發日期，該業務已開始營運，並取得令人滿意之傳訊量。

在此經營環境下，管理層已進一步實行相應之控制成本行動，尤其是大幅減少支援那些無利可圖或僅可維持操作之路線及服務於基建設施之固定開支(如安裝電訊裝置、租用傳送線路、電話服務中心及保養安排等)。本集團一直致力向最終轉駁電訊公司追收仍未支付及已逾期之款項，並催促發放及／或轉駁電訊公司報告傳輸數據。

為集中發展於小數發放量較高之電訊市場，管理層已投入大量時間以鞏固本集團與主要最終傳訊點之關係。

雖然短訊服務業務在中國普遍取得成功，惟本集團於香港市場之短訊服務業務並無以預期之速度開展。與中國比較，低打入收費及本地流動電訊公司對傳輸短訊收取之高收費阻礙了該業務在香港之增長。管理層已決定退出本集團於香港之短訊服務業務，並會於中國尋找短訊服務業務之商機。

其他投資

以下為本集團已作出或已承擔之其他主要投資之最新情況概要：

ChinaPay.com Holdings Limited (「ChinaPay」)

ChinaPay擁有上海銀聯電子支付服務有限公司(「銀聯電付」)49%股權，而銀聯電付是中國首要之網上付款服務供應商。透過另一持51%股權之大股東中國銀聯股份有限公司的支持，銀聯電付計劃於中國建立一個統一、全國性之付款系統，通過該系統可在全國任何地方任何銀行同時進行轉賬或支付。該公司以方便、安全及快捷之方式，向消費者及企業，以及消費者與商人之間提供付款及轉賬服務。銀聯電付之服務可填補因傳統付款可供選擇之方式不足而出現之市場空缺。

由二零零零年夏季起，銀聯電付之前身公司已與上海市銀行卡網絡服務中心之金卡網絡開始聯合於上海地區提供付款服務，該網絡是由中國人民銀行上海分行及中國十四間銀行之當地分行成立，目標是為促進各參與銀行間自動櫃員機及POS之互相操作能力及交易清算。在未來，銀聯電付將集中於兩方面之發展，以擴闊其收入及客戶基礎：擴展其覆蓋範圍至所有主要城市，以及針對不同層面之客戶提供新應用服務，如通過流動及固網電話付款。

本集團已簽訂購買協議，購入ChinaPay之666,667股可換股優先股(B股)，代價為1,000,000美元，佔ChinaPay

	二零零二年 千元	二零零一年 千元
其他收益		
顧問服務費用	1,043	10,000
其他	496	709
	1,539	10,709
其他虧損淨額		
證券投資之已變現及未變現虧損淨額	90,057	174,797
出售固定資產之虧損淨額	56	2,409
其他	–	(52)
	90,113	177,154

3. **經常業務除稅前虧損**

經常業務除稅前虧損已扣除／(計入)：

		二零零二年 千元	二零零一年 千元
(a)	融資成本：		
	銀行貸款及透支之利息	1,253	2,826
	讓售信貸費用	–	191
	可換股債券之利息	–	2,469
		1,253	5,486
(b)	其他項目：		
	已售存貨成本	3,982	3,757
	折舊	13,077	13,961
	於應佔聯營公司溢利減虧損內之商譽攤銷	1,815	–
	利息收入	(10,577)	(35,877)
	上市投資股息收入	(40,696)	(6,656)

4. **稅項**

	二零零二年 千元	二零零一年 千元
年內之香港利得稅撥備	3	–
過往年度之香港利得稅不足／(超額)撥備	1	(373)
	4	(373)
海外稅項	307	215
過往年度之不足／(超額)撥備	1	(244)
遞延稅項	(7)	(1,220)
應佔聯營公司稅項	29	–
	334	(1,622)

香港利得稅之撥備乃按年內之估計應課稅溢利之16%計算。海外稅項乃按於有關司法權區適用之現行稅率計算。

5. **每股虧損**

(a) ***每股基本虧損***

每股基本虧損乃根據年內股東應佔虧損119,435,000元(二零零一年：197,696,000元)及兩年內已發行普通股1,650,658,000股計算。

(b) ***每股攤薄虧損***

由於悉數行使尚未行使之購股權將會對每股虧損造成反攤薄效應，故此截至二零零二年及二零零一年十二月三十一日止年度之每股攤薄虧損與每股基本虧損相同。

股息

董事並不建議派發截至二零零二年十二月三十一日止年度之任何股息(二零零一年：無)。

管理層討論及分析

業績

本年度，本集團錄得營業額193,359,000港元及除稅後虧損119,435,000港元。與二零零一年業績比較，錄得虧損下降40%，原因為投資方面未變現虧損之減少，以及削減成本措施之持續執行。

整體概要

管理層繼續致力改善兩間消閒俱樂部之業務。位於上海之俱樂部，營業額有大幅改善。經過整年之洽商，已物色到合營夥伴，將上海俱樂部之物業改為水療浴渡假酒店，並以較富裕之客戶為服務對象。儘管香港俱樂部之營業額受本地市場因素影響，通過控制成本仍獲滿意業績。

本集團繼初步投資於一間從事研究、開發及將設備商業化以治療一種心律不規則疾病之醫療儀器公司Cardima後，再投資於一間以台灣為基地之藥物製造商健亞，此乃進一步落實本集團於生物醫藥方面之發展方針。管理層擬通過其優良之轉介網絡，於大中華區擴展生物醫藥方面之投資。

國際電訊增值服務(「IPRS」)業務依然表現呆滯。該業務已被公認具有激盪變化之週期性趨勢。本集團一方面投入某些重現商機之範疇，另一方面持續重整其成本結構，使其規模切合市況。

整體而言，本集團在過去兩年作出了一些選擇性投資，然而，由於高科技公司經常以高倍數估值，保存本集團流動資金成為主要之考慮。從以往經驗所得，這是一個審慎之政策。在下個財政年度，管理層將繼續致力尋找具增值潛力之投資機會。

消閒俱樂部

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櫃員機及POS之互相操作能力及交易清算。在未來，銀聯電付將集中於兩方面之發展，以擴闊其收入及客戶基礎：擴展其覆蓋範圍至所有主要城市，以及針對不同層面之客戶提供新應用服務，如通過流動及固網電話付款。

本集團已簽訂購買協議，購入ChinaPay之666,667股可換股優先股(B股)，代價為1,000,000美元，佔ChinaPay全部已發行股份7%。本集團已將1,000,000美元存入一個託管賬戶內，購買之完成須待盡職調查之結果滿意及達致其他完成條件。盡職調查現仍在進行中，並跨越本呈報期之期終，而交易之完成日期已改至二零零三年上半年。

北京慧點科技開發有限公司(「慧點」)

儘管中國軟件開發市場競爭非常劇烈，慧點於二零零二年仍能錄得約35%之營業額增長。預期於二零零三年，由於中國在電子政府項目、辦公室自動化、及學校聯網系統之強大需求下，慧點會有可觀之擴展。

無線電訊項目

本集團一全資附屬公司與一間於上海之公司(「賣方」)訂立了一項收購協議。據此，本集團將收購賣方之無線電訊業務，並將其注入一間將於上海成立之全外資企業。收購之總代價為(a)人民幣800,000元，其中人民幣200,000元已於二零零三年二月付予賣方作為按金；及(b)該全資附屬公司已發行股本中之25%股份，惟最高限額為150,000美元。餘款須待根據協議所規定之完成條件達成後支付。

力星科技有限公司(「力星」)

於二零零一年，本集團收購力星之10%股權，該公司以日本發明之技術從事防偽業務。由於股東間之糾紛，力星於二零零二年之業務未有如預期開展。本集團已聘用法律顧問檢討該情況，惟依循審慎之政策，本集團已決定將該項30,000,000港元之投資全數撥備。本集團仍會繼續努力令該項目得以重新展開。

股本重組計劃

股東於二零零二年七月十一日之股東特別大會批准一項股本重組計劃，並於二零零二年八月六日獲法院頒令確認。根據股本重組計劃，本公司已將其所有股份之面值由每股0.50港元削減至0.01港元，使法定及已發行股本分別減少至20,000,000港元及16,507,000港元。此外，本公司之法定股本藉增設額外98,000,000,000股每股面值0.01港元之普通股，即時回復至原本金額1,000,000,000港元。本公司並增設一項特殊資本儲備，並將就削減已發行股本所產生之808,822,000港元撥入該特殊資本儲備。

此項股本重組計劃之執行為方便在未來有需要時發行股份。

流動資金及財務狀況

審慎之財務管理政策繼續保障本集團之現金資源，而持有621,112,000港元現金使本集團之財務狀況持續穩健。於二零零二年十二月三十一日，本集團之借貸總額為63,651,000港元(二零零一年：69,853,000港元)，其中56,427,000港元(二零零一年：63,303,000港元)須於一年內到期償還。本集團之資本負債比率(即本集團之借貸總額與股東權益總額之比率)為6.7%(二零零一年：6.8%)。於二零零二年十二月三十一日之流動比率為5.4倍(二零零一年：5.7倍)。

於二零零二年十二月三十一日，本集團之借貸及銀行結餘主要以港元及美元為單位，而滙兌差額已於財務報表內反映。本集團之借款均為免息或以浮息計算。

於呈報年度，本集團並無購入任何金融工具作對沖用途。

資產抵押

本公司將為數6,110,000美元(二零零一年：6,110,000美元)之定期存款抵押予銀行，作為6,110,000美元(二零零一年：11,600,000美元)短期貸款及其他一般銀行融資之抵押。

僱員及酬金政策

於本公佈刊發日期，本集團合共聘用224名全職僱員，大部份駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現計算，並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援，以及根據表現授予之購股權計劃。

或然負債

於二零零二年十二月三十一日，本集團之或然負債涉及以下各項：

(a) 於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元(因該附屬公司對該內容供應商所提供之服務所採用結算率有變而產生)。該申索人亦爭議過去所提供之傳送量，並聲稱少收最少2,736,125美元。

管理層已研究該等指稱，並就該附屬公司之法律權利和責任尋求法律意見。獲取意見後，該附屬公司已能夠反駁大部份指稱，並作出6,214,708美元之反申償，向該內容供應商要求退回墊款總額，包括壞賬及在調節傳送量及其他相關項目時產生之差額。因此，並無於財務報表內就該等索償作任何撥備。

(b) 於截至二零零二年十二月三十一日止年度內，本公司簽立公司擔保，作為若干附屬公司獲授6,110,000美元(二零零一年：11,600,000美元)之一般銀行信貸及一間附屬公司應付租金264,000港元(二零零一年：無)之部份抵押。

審核委員會

本集團之審核委員會包括兩位獨立非執行董事，並繼續行使其權力，審閱及監察本集團之財務呈報過程及內部監控系統。

遵守最佳應用守則

本公司於本年度內一直遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄第14所載之最佳應用守則(「守則」)，惟獨立非執行董事未按守則第

enewmedia

e-New Media Company Limited

(incorporated in Hong Kong with limited liability)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong at 10:00 a.m. on Friday, 27 June 2003 for the following purposes:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2002.
2. To re-elect the retiring Directors and authorise the Board of Directors to fix their remuneration.
3. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.
4. To consider as special business and if thought fit, pass with or without amendments, the following resolution as Ordinary Resolution:

"THAT:

(a) subject to paragraph (c) of this Resolution, pursuant to section 57B of the Companies Ordinance the exercise by the Directors of the Company during the Relevant Period of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue or (ii) the exercise of options granted under the share option scheme of the Company, shall not in aggregate exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the law of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

By order of the Board
Cheng Pui-man
Company Secretary

Hong Kong, 22 April 2003

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, in the event of a poll, vote in his stead. A proxy need not be a member of the Company.
2. A proxy shall be deemed to be validly appointed if a duly completed form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority, must be deposited at the Registered Office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong NOT LESS THAN 48 hours before the time for holding the Meeting.

Hong Kong Economic Times, 23 Apr 2003

enewmedia
安寧數碼科技有限公司

(於香港註冊成立之有限公司)

股東週年大會通告

茲通告本公司於二零零三年六月二十七日星期五上午十時正，假座香港新界荃灣老圍顯達路十號顯達鄉村俱樂部舉行股東週年大會，藉以討論下列事項：

一、省覽及考慮截至二零零二年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

二、重選退任董事及授權董事會釐定其酬金。

三、重新委任核數師及授權董事會釐定其酬金。

四、作為特別事項，考慮及酌情以普通決議案形式通過下列決議案：

「**動議**：

(a) 在本決議案(c)段之規限下及依據《公司條例》第57B條，一般性及無條件批准本公司董事於有關期間內行使本公司一切權力，以配發、發行及處理本公司股本之額外股份，以及作出或授予或須行使該權力之售股建議、協議及購股權；

(b) 本決議案(a)段之批准乃授權本公司董事於有關期間內作出或授予或須於有關期間結束後行使該等權力之售股建議、協議及購股權；

(c) 本公司董事根據本決議案(a)段之批准所配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式進行)之股本面值總額，除根據(i)供股或(ii)根據本公司之購股權計劃而行使之購股權外，不得超過於本決議案獲通過當日本公司已發行股本總面值百分之二十；而上述批准亦須受此相應限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 《公司條例》規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授予的權力之日。

「供股」指在本公司董事所訂定之期間內，並按照其當時之持股比例，向載列於某一指定記錄日期之股東名冊內之股份持有人配售新股之建議(惟本公司董事有權就零碎股份或因本港以外任何地域之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

承董事會命
公司秘書
鄭佩敏

香港，二零零三年四月二十二日

附註：

1. 凡有權出席上述大會及投票之股東，均有權委任一名或多名代表出席，並於表決時代其投票。所有委任代表毋須為本公司股東。

2. 代表委任表格連同委任人簽署之授權書或其他授權文件(如有)，或經由公證人證明之授權書或授權文件副本，最遲須於大會指定舉行時間四十八小時前送達本公司註冊辦事處香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，委任方為有效。

The Standard, 29 May 2003

enewmedia

e-NEW MEDIA COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION
RENEWAL OF A TENANCY AGREEMENT

The Board of the Company announces that the Company has entered into the Tenancy Agreement on 28 May 2003 with the Landlord to lease Premises as office premises.

The Landlord is a company wholly owned by Ms Nina Kung, who is a controlling shareholder of the Company holding 34.6% of the issued share capital of the Company. Therefore, the Landlord is an associate of connected person of the Company for the purpose of the Listing Rules. Accordingly, the transaction contemplated under the Tenancy Agreement constitutes a connected transaction for the Company under Rule 14.25 of the Listing Rules.

The Company is required to disclose this connected transaction by way of this press announcement and to include the details of the Tenancy Agreement in its next published annual report of the Company for the year ending 31 December 2003 and, where appropriate, also for each subsequent year, pursuant to Rule 14.25(1)(A) to (D).

The Board of Directors (the "Board") of e-New Media Company Limited (the "Company") announces that the Company has entered into a tenancy agreement (the "Tenancy Agreement") on 28 May 2003 with the Landlord to lease Premises as office premises. The principal terms of the Tenancy Agreement are as follows:-

Landlord	:	Hollywood Palace Company Limited
Tenant	:	e-New Media Company Limited
Premises	:	Units 1502, 1521 and 1522, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon with a total gross area of 11,282 square feet
Lease term	:	2 years commencing from 1 May 2003
Rent	:	HK$157,948 per month (calculated at the rate of HK$14 per square feet), exclusive of management fee, government rent, government rates and other outgoings
Annual rent payable	:	HK$1,421,532 (taking into account of the rent free period)
Rent free period	:	six months (1st, 2nd, 3rd, 13th, 14th, and 24th months of the Lease term)

The Rent was agreed after arm's length negotiation by making reference to the market rate for similar premises in that area. The directors together with the independent non-executive directors of the Company consider that the terms of the Tenancy Agreement are (a) on normal commercial terms, (b) at market rate, (c) fair and reasonable so far as the Company and its shareholders as a whole are concerned and (d) in the interests of the Company.

The Rent will be paid by the Company from its internal resources.

The purpose of the transaction is to renew the tenancy agreement dated 27 April 2001 (the "Previous Tenancy Agreement") for the same office premises to the Company and its subsidiaries. Details of the Previous Tenancy Agreement were set out in the Company's announcement dated 27 April 2001, except that the monthly rent has been reduced from HK$203,076 to HK$157,948.

The Landlord has retained two months rental deposit (equivalent to HK$315,896) paid by the Company under the Previous Tenancy Agreement. The difference between the rental deposit of the Previous Tenancy Agreement and the rental deposit of the Tenancy Agreement will be refunded by the Landlord upon signing the Tenancy Agreement.

There is no provision for early termination in the Tenancy Agreement.

Connected Transaction

The Landlord is a company wholly owned by Ms Nina Kung, who is a controlling shareholder of the Company holding 34.6% of the issued share capital of the Company. Therefore, the Landlord is an associate of connected person of the Company for the purpose of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"). Accordingly, the transaction contemplated under the Tenancy Agreement constitutes a connected transaction for the Company under Rule 14.25 of the Listing Rules.

As the annual rent payable under the Tenancy Agreement, being HK$1,421,532 (taking into account of the rent free period) is less than 3% of the audited consolidated net tangible assets value of the Company as disclosed in its audited accounts for the year ended 31 December 2002 (which is HK$945 million), the Company is only required to disclose this connected transaction by way of this press announcement and to include the details of the Tenancy Agreement in its next published annual report of the Company for the year ending 31 December 2003 and, where appropriate, also for each subsequent year, pursuant to Rule 14.25(1)(A) to (D).

General

The Company is principally engaged in (1) the operation of recreational clubs, (2) Bio-medical business and (3) telecommunications including International Premium Rate Services.

By order of the Board
James C. Ng
CEO

Hong Kong, 28 May 2003

Hong Kong Economic Times, 29 May 2003

enewmedia
安寧數碼科技有限公司

(於香港註冊成立之有限公司)

關連交易
重訂租賃協議

本公司董事會宣佈，本公司已於二零零三年五月二十八日與業主訂立租賃協議，租用該等物業作為寫字樓。

業主為一間龔如心女士全資擁有之公司，而龔如心女士為本公司之控權股東，持有本公司已發行股本34.6%。故此，根據上市規則，業主為本公司之關連人士之聯繫人。因此，按照上市規則第14.25條，根據租賃協議進行之交易構成本公司之關連交易。

本公司必須以本報章公佈之方式，披露此宗關連交易，並且依據上市規則第14.25(1)(A)至(D)條，本公司須在下一份刊發之截至二零零三年十二月三十一日止年度之年報內載列租賃協議之詳情，在適用之情況下，本公司亦須在其後各年之年報內載列有關詳情。

安寧數碼科技有限公司(「本公司」)董事會(「董事會」)宣佈，本公司已於二零零三年五月二十八日與業主訂立租賃協議(「租賃協議」)，租用該等物業作為寫字樓。租賃協議主要條款如下：

業主：	Hollywood Palace Company Limited
租戶：	安寧數碼科技有限公司
物業：	九龍尖沙咀東部麼地道77號華懋廣場15樓1502、1521及1522室(總建築面積為11,282平方呎)
租賃期：	由二零零三年五月一日起計兩年
租金：	每月157,948港元(按每平方呎14港元計算)，不包括管理費、政府地租、政府差餉及其他開支
每年應付租金：	1,421,532港元(已計及免租期)
免租期：	六個月(租賃期之首月、第二個月、第三個月、第十三個月、第十四個月及第二十四個月)

租金乃參照該地區類似物業之市值租金，按公平原則磋商後釐定。本公司董事連同獨立非執行董事認為，租賃協議之條款乃(a)按正常商業條款訂立、(b)按市值租金計算、(c)對本公司及其股東整體而言屬公平合理，及(d)符合本公司之利益。

租金將由本公司以其內部資源支付。

交易之目的為重訂於二零零一年四月二十七日訂立之租賃協議(「前租賃協議」)，前租賃協議乃關於本公司及其附屬公司租用相同寫字樓。前租賃協議詳情載於本公司於二零零一年四月二十七日發出之公佈，但月租已由203,076港元減至157,948港元。

根據前租賃協議，業主已收取本公司支付之兩個月按金(相等於315,896港元)。業主於簽訂租賃協議時，將會退回前租賃協議之按金與租賃協議之按金之差額。

租賃協議並無關於提早終止協議之條文。

關連交易

業主為一間龔如心女士全資擁有之公司，而龔如心女士為本公司之控權股東，持有本公司已發行股本34.6%。故此，根據香港聯合交易所有限公司證券上市規則(「上市規則」)，業主為本公司之關連人士之聯繫人。因此，按照上市規則第14.25條，根據租賃協議進行之交易構成本公司之關連交易。

由於租賃協議之每年應付租金(為1,421,532港元，已計及免租期)，少於本公司截至二零零二年十二月三十一日止年度經審核賬目中披露之本公司經審核綜合有形資產淨值(即為945,000,000港元)之3%，本公司只需以本報章公佈方式，披露此宗關連交易，並且依據上市規則第14.25(1)(A)至(D)條，本公司須在下一份刊發之截至二零零三年十二月三十一日止年度之年報內載列租賃協議之詳情，在適用之情況下，本公司亦須在其後各年之年報內載列有關詳情。

一般事項

本公司主要從事(1)經營消閒俱樂部、(2)生物醫藥行業，及(3)電訊業務(包括國際電訊增值服務)。

承董事會命
行政總裁
吳智明

香港，二零零三年五月二十八日